Exhibit 99.5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC (“BRANDES”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE REGISTERED HOLDERS OF THE RELEVANT SHARES IN WHICH BRANDES HAS AN INTEREST FOR THE PURPOSES OF THE COMPANIES ACT 1985, AS AMENDED, ARE APPROXIMATELY 560 CUSTODIAN BANKS UNAFFILIATED WITH BRANDES. DETAILS OF THESE REGISTERED HOLDERS HAVE NOT BEEN DISCLOSED TO THE COMPANY.

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

(BOTH ICI ORDINARY SHARES AND ICI AMERICAN DEPOSITARY RECEIPTS ARE HELD)

10. Date of transaction

NOT DISCLOSED

11. Date company informed

27 AUGUST 2004

12. Total holding following this notification

106,757,520 ICI ORDINARY £1 SHARES

(67,623,320 ORDINARY SHARES OF £1 AND 9,783,550 AMERICAN DEPOSITARY RECEIPTS)

13. Total percentage holding of issued class following this notification

8.96%

14. Any additional information

–

15. Name of contact and telephone number for queries

ADAM WESTLEY, 020 7009 5052

16. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of notification

27 AUGUST 2004

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